April 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Lyn Shenk
Abe Friedman
Jean Yu

Re:	Netflix, Inc.
Form 10-K
Filed January 28, 2016
File No. 001-35727

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the “Commission”) received by letter dated April 13, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on January 28, 2016 (the “Filing”).

In this letter, we have recited the Staff’s comments in bold italic type and have followed each comment with Netflix’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management’s Discussion and Analysis

Overview and Results of Operations, Page 17

1.
We note your response to our prior comment number 1 and acknowledge your concerns with respect to the fact that your U.S. pricing changes impact only your high definition plan and quantifying such detailed information could result in competitive harm. However, according to your disclosures in the filing your high definition plan priced at $9.99 is your most popular streaming plan and a substantial number of US members will be affected upon the expiration of the grandfathered pricing period. Therefore, along with the previously requested information, please provide us with your analysis that supports your revised disclosure is sufficient in meeting the disclosure requirements of known trends and uncertainties pursuant to Item 303(a)(3)(ii) of Regulation S-K. Your response should explain in detail why further detailed information would not be material to an investor’s understanding of the known uncertainty and its impact on your future results of operations.

Currently, more than half of our current paid domestic streaming members will be impacted by the expiration of price grandfathering in 2016. As noted in our previous response, these members will have the option to continue their current plan at the higher price, elect our basic plan at a lower price, elect our premium plan at a higher price or cancel their membership. Each option results in a different potential impact to revenue. We therefore do not believe that the number of grandfathered members alone provides the investor with complete information necessary to assess the impact on our results of operations.

Rather, we respectfully advise the Staff that we believe the more important financial metrics are the average number of paying memberships and the average monthly revenue per paying membership, the latter which reflects the collective impact of all plan and pricing changes including expiration of grandfathering.

In our first quarterly filing of 2016, we plan to enhance our disclosure related to the uncertainty around the expiration of grandfathering to provide the investor with additional information on the expected impact to average monthly revenue per paying membership and the expected impact on the average number of paying memberships. We also provide our investors with quarterly guidance on the expected growth in average number of paying memberships and revenues reflective of our internal forecast which includes such expected impact.

Our enhanced disclosure is as follows:

Currently, more than half of our paying members in the United States are under a grandfathered price plan which will be phased out over the next few months. We do not expect a material impact to the number of paying members as a result of the expiration of this grandfathered pricing. However, by the end of the fourth quarter of 2016, average monthly revenue per paying membership is expected to increase by 10% to 20% as compared to the the first quarter of 2016 mostly as a result of the impact of the expiration of this grandfathered pricing. If we experience higher than expected cancellations of service by members whose grandfathered pricing is expiring, or if these members elect the lower priced plan in greater numbers than we expect, our paid memberships and average monthly revenue per paying membership may differ from our expectations.

Streaming Content, page 28

2.
We note in response to our prior comment number 2 that you have determined your forecasted future net cash flows to approximate the fair value of produced content. Please tell us whether your method for determining fair value of produced content involves the use of a discounted cash flows model pursuant to the guidance outlined in ASC 926-20-35-14. If not, please explain why and how your accounting treatment complies with ASC 926-20-35-12. Additionally, please revise your disclosure to include your considerations in determining that NRV approximates fair value.

We respectfully advise the Staff that as noted in our previous response that because our subscription based model allows members to watch both licensed and produced content on an unlimited basis for one set monthly fee, we do not have separately identifiable cash inflows (revenues) for any given title or for produced versus licensed content. Accordingly, produced and licensed content is aggregated at the operating segment level, the lowest level of identifiable cash flows, for the purposes of assessing impairment in situations where there is a change in expected usefulness or an indicator that fair value is less than amortized cost. If such factors were present, we would write down the content asset library, aggregated at the operating segment level, to the lower of unamortized cost, net realizable value as calculated in accordance with ASC 920, or fair value as calculated in accordance with ASC 926.

Beginning with our first quarterly filing in 2016, our disclosure with regard to assessing impairment of content is revised as follows:

Our business model is subscription based as opposed to a model generating revenues at a specific title level. Therefore, content assets, both licensed and produced, are reviewed in aggregate at the operating segment level when an event or change in circumstances indicates a change in the expected usefulness or that the fair value may be less than amortized cost. To date, we have not identified any such event or changes in circumstances. If such changes are identified in the future, these aggregated content assets will be stated at the lower of unamortized cost, net realizable value or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. No material write-down from unamortized cost was recorded in any of the periods presented.

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By      /s/ David Wells
David Wells
Chief Financial Officer, Netflix, Inc.

Cc:    David Hyman (Netflix, Inc.)
J.C. Berger (Netflix, Inc.)